Exhibit 4.20

Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi
Towers Ltd. and AudioCodes Ltd.

(English Summary of Document in Hebrew)

Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi Towers Ltd. (“Lessor”) and AudioCodes Ltd. (“AudioCodes”).

Agreement regarding the building and lease of a new building for AudioCodes in “Park Naimi” (Or Yehuda area municipal area as further detailed in the agreement).

Leased Property: Approximately 10,000 square meters and an additional 250 marked parking spaces, with an option to reduce the leased area to 7,500 square meters (Due until December 31, 2022) and/or to lease another 50 unmarked parking spaces. Furthermore, AudioCodes has the right to lease up to 200 square meters of storage areas, for [---] NIS per square meter (plus VAT).

Commencement and Lease period: Upon completion and delivery of the building according to Plans, agreed to March 31, 2023, for a period of seven years with an option to extend the lease for one additional period of five years.

Price: For main premises [---] NIS per square meter per calendar month (plus VAT). The price for the marked parking is [---] NIS (plus VAT) per space in the parking area and for the unmarked spaces is [---] NIS (plus VAT).

All the above prices exclude all taxes and are linked thereafter to changes in the Israeli Consumer Price Index from January 2023 (Agreed that the calculation of index differences for the year 2023 only will be as follows: if the annual index increases by more than [---]%, linkage differences will be paid at the rate of [---]%, and only half of the increase above 3%).

Additional Payments: Building Management Company – [---] NIS per square meter or [---] according to the higher of the above per calendar month, linked to changes in the Israeli Consumer Price Index from January 2023 (plus VAT).

Rent increase: Increase may occur after 7 years and the exercise of the one option periods. There is a maximum increase of [---]%.

Term: 144 months. AudioCodes has the option to terminate the agreement after a period of seven years.

Restrictions on use: AudioCodes is permitted to conduct the business of a high-tech company, including, but not limited to, maintaining offices, laboratories, and any use necessary for the current activity of the tenant, provided that the activity is permitted according to the urban building scheme. AudioCodes has the right to sublease up to 33% of the building as further detailed in the agreement.

Security Deposit: AudioCodes is required to provide a guarantee equivalent to Two months rent plus management fees (plus VAT) linked to changes in the Israeli Consumer Price Index.